UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 1, 2025

_____

In the Matter of

Meta Data Ltd
Flat H 3/F
Haribest Industrial Building
45-47 Au Pui Wan Street
Sha Tin New Territories
Hong Kong

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-272645

_____

Meta Data Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Meta Data Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 1, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief